

October 21, 2013

<u>Via e-mail</u>

Eric Lipar
Chief Executive Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas, 77380

> **Re:** **LGI Homes, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Submitted October 9, 2013**
> **File No. 333-190853**

Dear Mr. Lipar:

Please respond to this letter by providing the requested information and submitting an amended registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Cover Page of Prospectus

1. Please revise your artwork to indicate which markets your predecessor is active in and which the LGI/GTIS joint ventures are active in.

2. The text accompanying your artwork is more appropriate to the fuller discussion in the prospectus where the full context and balance of the statements are clear.

Risk Factors, page 18

Future sales of our common stock could cause the market value of our common stock to decline and could result in dilution of your shares, page 39

3. We note your disclosure on pages 40, 176, and 188 regarding Thomas Lipar's ability to dispose of shares pledged to a financial institution to secure a borrowing within 90 days from the date of this prospectus. Please supplementally advise whether Mr. Lipar currently has an arrangement with a financial institution in which shares of company common stock secure a borrowing.

Unaudited Pro Forma Financial Information, page 50

Notes to Unaudited Pro Forma Balance Sheet, page 58

4. You disclose on page 58 in Note (j) that management and executive bonuses to be earned through the closing date of your offering under your existing performance based cash bonus plan will be settled through the issuance of restricted stock units of equal value in connection with your offering.   Please expand your disclosures to quantify the estimated bonus and the estimated number of restricted stock units that will be issued to settle the bonus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

Overview, page 68

5. We note the disclosure relating to your capital expenditures on page 70, added in response to comment eight of our letter dated October 3, 2013. Please also disclose that you have yet to generate revenues in your new markets.

Exhibit Index, page II-6

6. Please file a signed copy of your legal opinion with your next amendment.

You may contact Tracey McKoy at (202)551-3772 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

CC: Via E-mail
      Norman Miller, Esq.
      Winstead PC